SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019 should be read in conjunction with Braskem’s unaudited condensed quarterly financial information as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019, contained in a Form 6-K that was furnished to the U.S. Securities and Exchange Commission, or the SEC, on July 14, 2020, the information presented under the sections “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 included in Braskem’s annual report on Form 20-F, filed with the SEC on June 15, 2020, which we refer to herein as the Braskem Annual Report.

At the time of presentation of our unaudited condensed quarterly financial information as of March 31, 2020 and for the three-month period ended March 31, 2020, we restated the comparable unaudited condensed quarterly financial information for the three-month period ended March 31, 2019. See “Restatement of the Comparable Interim Quarterly Financial Information for the Three-Month Period Ended March 31, 2019.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

Overview

According to IHS, Inc. we are the largest producer of thermoplastic resins in the Americas, based on the annual production capacity of our 28 plants in Brazil, six plants in the United States, two plants in Germany and four plants in Mexico as of March 31, 2020. We are the only producer of ethylene, polyethylene, or PE, and polypropylene, or PP, in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including PE, PP and polyvinyl chloride, or PVC.

Our results of operations for the three-month period ended March 31, 2020 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	GDP growth in the regions where we operate, including as follows:
	o	Brazil’s GDP, which contracted 1.5% in the three-month period ended March 31, 2020, which affected the demand for our products and, consequently, our sales volume;
	o	the U.S. GDP, which contracted 4.8% in the three-month period ended March 31, 2020, which affected the demand for our products and, consequently, our sales volume;
	o	Europe’s GDP, which contracted 3.8% in the three-month period ended March 31, 2020, which affected the demand for our products and, consequently, our sales volume;
	o	Mexico’s GDP, which contracted 1.2% in the three-month period ended March 31, 2020, which affected the demand for our products and, consequently, our sales volume; and
o

according to the IMF, because of the adverse effects of the novel coronavirus (COVID-19) pandemic, or the COVID-19 pandemic, on the economy of several countries, the world’s GDP and the GDP of Brazil, the United States, Europe and Mexico is expected to shrink significantly in 2020, leading to an economic contraction and a recession in these countries or regions;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;
•

the international market price of naphtha, our principal raw material, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which has experienced volatility during the three-

month period ended March 31, 2020, fluctuating in a range between US$126 and US$556 per ton during the period, and in a range between US$108 and US$393 per ton during the three-month period ended June 30, 2020;

•

the average domestic prices of our principal products expressed in U.S. dollars, which fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;

•

our crackers’ capacity utilization rates, which decreased in the three-month period ended March 31, 2020, compared to the corresponding period of 2019, as a result of the lower utilization rate at the crackers in Rio Grande do Sul, due to logistics problems;

•	government industrial policy and commercial policies and treaties;
•

changes in the real/U.S. dollar exchange rate, including the depreciation of the real against the U.S. dollar by 29.0% in the three-month period ended March 31, 2020 and by an additional 5.3% in the three-month period ended June 30, 2020;

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in the LIBOR rate, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•

the inflation rate in Brazil, which was 1.8% in the three-month period ended March 31, 2020, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna) (IGP-DI), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	tax policies and tax obligations.

Our financial condition and liquidity is influenced by various factors, including:

•	our ability to generate cash flows from our operations and our liquidity;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•

our ability to continue to be able to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effect of the COVID-19 pandemic on the world economy and our business, financial condition and results of operations;

•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•

the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position and the decision of our board of directors is ratified by our shareholders.

Recent Developments

Change to Reportable Segments

Until December 31, 2019, our five reportable segments were: Chemicals, Polyolefins, Vinyls, USA and Europe, and Mexico. As from January 1, 2020, we made changes to our macro structure to seek synergies in all of the regions in which we operate to achieve a more integrated operational performance. As a result of these changes, our management revised the structure of internal reports with a focus on growth and globalization with the purpose of simplifying and streamlining our work and decision making process, which resulted in the consolidation of the Polyolefins, Chemicals and Vinyls segments into one single Brazil segment. Other reporting segments remained unchanged. As from January 1, 2020, our three reporting segments are as follows:

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•

Brazil segment (former Polyolefins, Chemicals and Vinyls segments): includes: (i) production and sale of chemicals at the chemical complex located in Camaçari, in the State of Bahia, or the Northeastern Complex, the chemical complex located in Triunfo, in the State of Rio Grande do Sul, or the Southern Complex, the chemical complex located in Capuava, in the State of São Paulo, or the São Paulo Complex and the chemical complex located in Duque de Caxias, in the State of Rio de Janeiro, or the Rio de Janeiro Complex; (ii) supply of electricity produced at these complexes to second generation producers, including producers owned or controlled by us; (iii) production and sale of PE, including the production of “green PE” from renewable resources, and PP produced by us in Brazil; and (iv) our production and sale of PVC and caustic soda;

•	United States and Europe segment: includes production, operations and sale of PP in the United States and Germany; and
•	Mexico segment: includes production, operations and sale of ethylene, HDPE (high-density polyethylene) and LDPE (low-density polyethylene) in Mexico.

Impact of the COVID-19 Pandemic

The rapid, worldwide spread of the COVID-19 pandemic has created global economic disruption and uncertainty, including in our business.

In March 2020, in view of the progression of the COVID-19 pandemic, we formed a crisis committee with the aim of establishing global procedures focusing on the health of our team members and the continuity of our operations. We have taken the following measures: (i) recommended that all team members and contractors work remotely; (ii) established a minimum team in industrial areas to ensure safety and operational continuity matters; (iii) prohibited all national and international business travel, other than under exceptional circumstances; (iv) started requiring that any team member or contractor returning from international travel or high risk areas, whether for business or personal reasons, self-quarantine upon return; (v) recommended that internal and face-to-face meetings with over 20 people be avoided, and prohibited participation in corporate events with 50 people or more; (vi) recommended that non-routine contractors and suppliers do not visit our facilities, and also prohibited access by visitors or third parties coming from high risk areas to our facilities; and (vii) created joint schedules with customers and local communities to optimize the distribution of our products in a way that helps fight the pandemic.

Also, in line with our core safety value, we started to operate our industrial plants with reduced teams. The reduction of approximately 50% in the number of industrial team members and contractors has allowed us to keep teams safe while maintaining the reliability of our operations.

Utilization rates at our plants will be adjusted considering the market demand and the potential opportunities for exports to other regions that may arise, especially with the resumption of activities in Asia. We have made the following main adjustments as of May 2020:

•	Brazil: reduction in ethylene production to approximately 65% of our total capacity, which is 3.6 million tons per year, from 81% in the three-month period ended March 31, 2020; and
•	United States: reduction in PP production to approximately 85% of our total capacity, which is 1.6 million tons per year, from 95% in the three-month period ended March 31, 2020.

We have also been taking a series of measures to preserve liquidity in order to maintain our financial strength and business resilience, such as:

•	drawdown of our revolving credit facility in the amount of US$1 billion in April 2020;
•	reduction of administrative expenses (including third-party services and travel) by approximately 10% since 2019;
•	reduction of planned investments for 2020 from US$721 million to US$600 million;
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•	postponement of payment of social contributions in the amount of R$102.1 million in Brazil related to March and April 2020, in accordance with applicable Brazilian regulations; and
•	working capital optimizations.

We have taken critical actions on four important fronts: (i) actions taken jointly with our customers and business partners to transform plastic resins and chemicals into essential items to combat the COVID-19 pandemic, especially surgical masks, packaging for liquid and gel alcohol, bleach, and 3D printing of rods for protection masks; (ii) donation of LPG to hospitals; (iii) actions to support clients and supply chains, especially small and midsized companies; and (iv) donation of hygiene kits and basic food baskets to affected communities around our plants.

As of March 31, 2020, we had positive net working capital of R$5.8 billion, most of our liabilities were long-term obligations, and 96.9% of our total debt was denominated in U.S. dollars, in accordance with our financial policy. We are comfortable with such exposure to the U.S. dollar, since a significant part of our revenue to be generated in the coming years that could be used to service our debt is directly or indirectly denominated in U.S. dollars.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, we are subject to an adverse effect from exchange variation on our debt, a part of which is recognized in our results for the period and a part of which is incorporated into our equity through the hedge accounting mechanism.

In the first quarter of 2020, the Brazilian real depreciated 29% against the U.S. dollar. The quarter’s negative exchange variation has produced a negative cash effect on our financing expenses in the quarter, but will not produce a cash effect on our long-term liabilities and does not put at risk our liquidity position in the context of our efforts to contain the effect of the COVID-19 pandemic on our business.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on our equity and financial position and that of our subsidiaries. We are continuously evaluating the effects arising from the pandemic, which could lead us to constitute provisions for asset impairment in the coming quarters.

Based on our preliminary operating data for May 2020 and the publicly reported expected impact on certain industries in which our customers operate (such as automotive and construction), we believe that the COVID-19 pandemic could negatively affect our business in numerous ways, including, but not limited to, reduction of our production volume, sales volume and net revenue, increase of certain of our costs, and decrease of our gross margin.

See “Item 3. Key Information—Risk Factors—Risks Relating to us and the Petrochemical Industry—Global or regional health pandemics or epidemics, including that related to the novel coronavirus (COVID-19), may adversely affect our business, financial condition and results of operations” in our Annual Report.

Other Recent Developments

Geological Event in Alagoas

As publicly announced by the Company on July 9, 2020, Braskem received a letter from the Alagoas State Public Defender’s Office (Defensoria Pública do Estado de Alagoas), the Federal Prosecutor’s Office (Ministério Público Federal), the State of Alagoas Prosecutor’s Office (Ministério Público do Estado de Alagoas) and the Federal Public Defender’s Office (Defensoria Pública da União) (collectively, the “Authorities”) providing an update on the Map of Damage Sectors and Priority Action Lines by the Civil Defense of Maceió, which included additional properties in the districts of Mutange, Bom Parto, Pinheiro and Bebedouro in the City of Maceió, in the State of Alagoas, that need to be vacated.

To ensure the safety of the residents in the region, Braskem is negotiating with the Authorities possible measures to be adopted by mutual agreement, although it is not obligated to assist in the process to vacate the new areas pursuant to the settlement agreement entered into with the Authorities on January 3, 2020.

In light of the available information about the event and ongoing discussions with the Authorities, the Company estimates additional expenses in the amount of R$1.6 billion to provide assistance to local residents of the new areas, additional measures necessary to shut down the salt mining activities in the City of Maceió and relocate additional residents and properties, including management and technical analysis costs, among others.

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In addition, with regard to the civil lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) related to social and environmental damages, the Company is still engaged in discussions with the Authorities.

On June 19, 2020, the Company became aware through the publication on the Official Gazette of the State of Alagoas (Diário Oficial do Estado de Alagoas) of a notice of a public civil inquiry initiated by the State of Alagoas Prosecutor’s Office (Ministério Público do Estado de Alagoas) into the extent of the urban damage caused by the geological event, seeking solutions for recovery and utilization of the area, and assessing liability for possible reparations for damages caused. Due to the initial stage of such inquiry, any definitive conclusion is still pending and subject to additional studies, a detailed evaluation of possible measures to be taken and negotiations with authorities.

Ratings Downgrades

In July 2020, Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor’s, and Fitch Ratings Ltd., or Fitch, downgraded the Company’s corporate credit ratings on a global basis from BBB- to BB+, with a stable outlook.

As a consequence of such downgrades and pursuant to the equity support agreement relating to the Mexico complex, Braskem provided a letter of credit to Braskem Idesa S.A.P.I., or Braskem Idesa, with respect to certain contingent equity contributions to cover any additional amounts necessary to complete the project. Our contingent equity commitment that remains available is in the amount of up to US$208 million, and such commitment will remain available until the occurrence of the contingent equity release date in accordance with the amended and restated equity support agreement, provided that it will be reduced to the lesser of the amount then available and US$100 million upon achievement of financial completion of the project.

Restatement and Reclassification of the Comparable Interim Quarterly Financial Information for the Three-Month Period Ended March 31, 2019

Change to the Presentation of Profit Sharing Expenses by Function

In the three-month period ended March 31, 2020, we changed the classification of profit sharing expenses to report the effects of such expenses by function. We reclassified the amounts related to the three-month period ended March 31, 2019 for comparison purposes. In the three-month period ended March 31, 2019, the amounts related to this item were reclassified from “other expenses” (R$121.9 million) to “cost of goods sold” (R$47.3 million), “selling and distribution expenses” (R$16.6 million), “general and administrative expenses” (R$52.1 million) and “research and development” (R$5.8 million).

Reversal of Income Tax and Social Contribution – Current and Deferred

We restated the balances of income tax and social contribution – current and deferred (reduction in the amount of R$434.5 million in net profit previously reported) for the three‑month period ended March 31, 2019 due to the reversal of the tax deductibility of the portion related to the leniency agreement entered into with the Ministry of Transparency and Controllership (CGU) and the Office of the Attorney-General (AGU) in Brazil, in the amount of R$1.4 billion.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in which we Operate and Domestic Demand for Our Products in Brazil

Our sales in Brazil represented 56.7% of our net revenue, including inter-segment sales, in the three-month period ended March 31, 2020. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico.

The following table shows data inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

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	March 31,	December 31,
	2020	2019	2018

GDP growth/contraction(1)	(1.5)%	1.1%	1.1%
Inflation (IGP-M)(2)	1.8%	7.3%	7.5%
Inflation (IPCA)(3)	0.5%	4.3%	3.7%
CDI rate(4)	1.0%	4.6%	6.40%
Appreciation (depreciation) of the real vs. US. dollar	(29.0)%	(4.0)%	(17.1)%
Period-end exchange rate—US$1.00	R$5.1987	R$4.0307	R$3.8748

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)  Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2)  Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(3)  Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(4)  The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

The following table sets forth domestic apparent consumption for polyethylene, polypropylene and PVC in Brazil for the periods presented.

	March 31,	December 31,
	2020	2019	2018

Brazilian apparent consumption of polyethylene	4.9%	2.5%	3.2%
Brazilian apparent consumption of polypropylene	7.8%	2.2%	1.9%
Brazilian apparent consumption of PVC	4.1%	1.4%	1.4%

Source: Brazilian government and Tendências Consultoria.

Brazilian GDP growth has fluctuated significantly, and we anticipate that it will likely continue to do so. Our management believes that the impact on growth in Brazil will affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

According to the IMF, because of the adverse effects of the COVID-19 pandemic on the economy of several countries, the world’s GDP and the GDP of Brazil, the United States, Europe and Mexico is expected to shrink significantly in 2020, leading to an economic contraction and a recession in these countries or regions.

Capacity Utilization

Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Three-Month Period Ended March 31,	Year Ended December 31,
	2020	2019	2018

Ethylene	81%	85%	91%
Polyethylene	85%	85%	88%
Polypropylene	84%	89%	87%
PVC	65%	65%	76%
Polypropylene USA and Europe	93%	89%	87%
PE Mexico	86%	76%	77%
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In the three-month period ended March 31, 2020, average capacity utilization was affected by the lower ethylene utilization rate at the crackers in Rio Grande do Sul, due to logistics problems, compared to the corresponding period of 2019.

In 2019, average capacity utilization was affected by the: (i) lower ethylene utilization rate of the cracker in Bahia resulting from the shutdown of the chlor-alkali and dichloroethane plants in Alagoas; (ii) scheduled turnaround of one of our ethylene production lines at the Bahia cracker in the fourth quarter of 2019; (iii) lower ethylene utilization rate at the crackers in Rio Grande do Sul, due to logistics problems; and (iv) drop in the marginal profitability of our export of resins.

In 2018, average capacity utilization was affected by the truckers’ strike that took place in Brazil in May of 2018; the incident involving the chlor-alkali plant in Alagoas; the blackout that affected Brazil’s Northeast plants in March; and lower demand in the fourth quarter of 2018.

Results of Operations for the Three-Month Period Ended March 31, 2020 Compared with the Three-month Period Ended March 31, 2019

The following discussion of our results of operations is based on our unaudited condensed quarterly financial information. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS and reflected in our unaudited condensed quarterly financial information.

	Three-Month Period Ended March 31, 2020
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
	(in millions of reais)

Reportable Segments:
Brazil	12,319.1	(11,417.6)	901.5	(371.6)	—	106.6	636.6
USA and Europe	2,976.0	(2,627.0)	348.9	(144.2)	—	12.4	217.1
Mexico	819.5	(637.2)	182.3	(103.1)	—	27.4	106.6
Total segments	16,114.6	(14,681.8)	1,432.8	(619.0)	—	146.4	960.2
Other segments	73.7	(45.3)	28.4	(11.2)	—	0.2	17.4
Corporate unit	—	—	—	(361.2)	(7.8)	40.7	(328.2)
Total before eliminations and reclassifications	16,188.3	(14,727.1)	1,461.2	(991.3)	(7.8)	187.3	649.4
Eliminations and reclassifications(1)	(3,563.6)	3,275.8	(287.8)	27.8	—	(12.5)	(272.5)
Total	12,624.6	(11,451.3)	1,173.3	(963.5)	(7.8)	174.8	376.9

_________________

 (1)    Consists primarily of transactions among Braskem’s segments.

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For comparability purposes, our consolidated financial information for the three-month period ended March 31, 2019 has been restated as follows:

	Three-Month Period Ended March 31, 2019 (Restated)
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
	(in millions of reais)

Reportable Segments:
Brazil	12,645.4	(11,562.2)	1,083.3	(633.3)	—	16.7	466.6
USA and Europe	2,754.4	(2,308.8)	445.6	(208.6)	—	(19.3)	217.7
Mexico	806.3	(679.4)	127.0	(85.6)	—	117.6	158.9
Total segments	16,206.2	(14,550.4)	1,655.8	(927.5)	—	114.9	843.2
Other segments	72.4	(45.0)	27.4	(10.8)	—	(9.4)	7.2
Corporate unit	—	—	—	(18.5)	(3.4)	1,250.7	1,228.8
Total before eliminations and reclassifications	16,278.6	(14,595.4)	1,683.2	(956.9)	(3.4)	1,356.2	2,079.2
Eliminations and reclassifications(1)	(3,300.7)	3,331.8	31.1	6.9	—	(2.1)	35.9
Total	12,978.0	(11,263.7)	1,714.3	(949.9)	(3.4)	1,354.1	2,115.1

_________________

(1)     Consists primarily of transactions among Braskem’s segments.

The following table sets forth consolidated financial information for the three-month periods ended March 31, 2020 and 2019:

	Three-Month Period Ended March 31
	2020	2019*	% Change
	(in millions of reais)

Net revenue	12,624.6	12,978.0	(2.7)%
Cost of products sold	(11,451.3)	(11,263.7)	1.7%
Gross profit	1,173.3	1,714.3	(31.6)%
Income (expenses):
Selling and distribution	(439.9)	(447.6)	(1.7)%
(Loss) reversals for impairment of trade accounts receivable	(3.6)	(16.5)	(78.2)%
General and administrative	(464.5)	(430.9)	7.8%
Research and development	(55.5)	(54.9)	1.1%
Results from equity investments	(7.8)	(3.4)	129.4%
Other income	206.8	1,847.2	(88.8)%
Other expenses	(32.0)	(493.1)	(93.5)%
Operating profit before financial income (expenses)	376.9	2,115.1	(82.2)%
Financial results:
Financial expenses	(1,225.8)	(899.3)	36.3
Financial income	195.5	225.8	(13.4)%
Exchange rate variations, net	(5,223.5)	(249.2)	n.m.
Profit (loss) before income tax and social contribution	(5,877.0)	1,192.4	n.m.
Current and deferred income tax and social contribution	1,818.0	(275.1)	n.m.
Profit (loss) for the period	(4,059.0)	917.3	n.m.

__________

(*)     Restated.

n.m.: not meaningful

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated

Net Revenue

Net revenue decreased by R$353.4 million, or 2.7%, to R$12,624.6 million during the three-month period ended March 31, 2020, from R$12,978.0 million during the corresponding period of 2019, primarily as a result of the lower international prices of main chemicals and resins in the Brazilian market, in the United States and Europe and in Mexico, which was partially offset by an increase in sales of our United States and Europe, and Mexico segments.

Net Revenue of our Brazil Segment

Net revenue of our Brazil segment decreased by R$326.3 million, or 2.6%, to R$12,319.1 million during the three-month period ended March 31, 2020, from R$12,645.4 million during the corresponding period of 2019, primarily as a result of the lower international prices of main chemicals and resins in the Brazilian market and lower export volumes of resins and main chemicals, given the lower availability of product from the crackers due to the lower ethylene utilization rate in Brazil and the fact that we prioritized supply to the Brazilian market.

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The table below sets forth information regarding the weighted average international prices of the main chemicals and resins that are generally used as a reference for our Brazil segment for the periods indicated:

International References(1)	Three-Month Period Ended March 31,
	2020	2019	% Change
	(US$/ton)

Main Chemicals(2)	756	809	(6.5)%
Resins(3)	820	972	(15.6)%

___________

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of our USA and Europe Segment

Net revenue of our USA and Europe segment increased by R$221.6 million, or 8.0%, to R$2,976.0 million during the three-month period ended March 31, 2020, from R$2,754.4 million during the corresponding period of 2019, primarily as a result of higher sales volume, despite decreases in the prices of our products.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

International References(1)	Three-Month Period Ended March 31,
	2020	2019	% Change
	(US$/ton)

PP US and Europe(2)	1,255	1,484	(15.4)%

___________

(1) Source: External consulting (Spot Price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of our Mexico Segment

Net revenue of our Mexico segment increased by R$13.2 million, or 1.6%, to R$819.5 million during the three-month period ended March 31, 2020, from R$806.3 million during the corresponding period of 2019, as a result of higher polyethylene sales volume, given the higher product availability for sale and the depreciation of the Brazilian real against the U.S. dollar in the period.

The table below sets forth information regarding the weighted average international price of PE, which is generally used as a reference for our Mexico segment for the periods indicated:

International References(1)	Three-Month Period Ended March 31,
	2020	2019	% Change
	(US$/ton)

PE North America	754	960	(21.5)%

___________

(1) Source: External consulting (Spot Price).

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Cost of Products Sold and Gross Profit

Cost of products sold increased by R$187.6 million, or 1.7%, to R$11,451.3 million during the three-month period ended March 31, 2020, from R$11,263.7 million during the corresponding period of 2019, primarily as a result of: (i) a 13.8% increase in the cost of products sold by our USA and Europe segment; and (ii) the higher sales volume of PP in the United States and Europe and PE in Mexico. The effects of these increases were partially offset by: (i) a 1.3% decrease in the cost of products sold by our Brazil segment; and (ii) a 6.2% decrease in the cost of products sold by our Mexico segment. Reclassifications and eliminations of cost of sales of our units in our consolidation, primarily reflecting intercompany costs of chemicals, decreased by R$56.0 million, or 1.7%, to R$3,275.8 million during the three-month period ended March 31, 2020, from R$3,331.8 million during the corresponding period of 2019.

Consolidated gross profit decreased by R$541.0 million, or 31.6%, to R$1,173.3 million during the three-month period ended March 31, 2020, from R$1,714.3 million during the corresponding period of 2019. Gross margin (gross profit as a percentage of net revenue) decreased to 9.3% during the three-month period ended March 31, 2020, from 13.2% during the corresponding period of 2019.

Cost of Products Sold and Gross Profit of our Brazil Segment

Cost of products sold of our Brazil segment decreased by R$144.6 million, or 1.3%, to R$11,417.6 million during the three‑month period ended March 31, 2020, from R$11,562.2 million during the corresponding period of 2019, primarily as a result of: (i) a 16.7% decrease in the Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; and (ii) a 53.2% decrease in the U.S. Gulf reference price, or the USG price, of ethane.

Gross profit of our Brazil segment decreased by R$181.8 million, or 16.8%, to R$901.5 million during the three-month period ended March 31, 2020, from R$1,083.3 million during the corresponding period of 2019, mainly due to a decrease in the international price spreads of resins of 12.2%, to US$418 per ton during the three-month period ended March 31, 2020, from US$476 per ton during the corresponding period of 2019. Gross margin (gross profit as a percentage of net revenue) decreased to 7.3% during the three-month period ended March 31, 2020, from 8.6% during the corresponding period of 2019.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of our USA and Europe segment increased by R$318.2 million, or 13.8%, to R$2,627.0 million during the three-month period ended March 31, 2020, from R$2,308.8 million during the corresponding period of 2019, primarily as a result of higher total sales volume, despite the decrease in the international price reference of propylene in the United States and Europe.

Gross profit of our USA and Europe segment decreased by R$96.7 million, or 21.7%, to R$348.9 million during the three‑month period ended March 31, 2020, from R$445.6 million during the corresponding period of 2019, mainly due to a decrease in the PP price spreads in Europe of 17.4%, to US$271 per ton during the three-month period ended March 31, 2020, from US$328 per ton during the corresponding period of 2019, and a 12.9% decrease in the PP price spreads in the United States, to US$595 per ton during the three-month period ended March 31, 2020, from US$683 per ton during the corresponding period of 2019. Gross margin (gross profit as a percentage of net revenue) decreased to 11.7% during the three-month period ended March 31, 2020, from 16.2% during the corresponding period of 2019.

Cost of Products Sold and Gross Profit of Mexico Segment

Cost of products sold of our Mexico segment decreased by R$42.2 million, or 6.2%, to R$637.2 million during the three-month period ended March 31, 2020, from R$679.4 million during the corresponding period of 2019, as a result of lower international ethane prices in the period, despite higher sales volume in the period.

Gross profit of our Mexico segment increased by R$55.3 million, or 43.5%, to R$182.3 million during the three-month period ended March 31, 2020, from R$127.0 million during the corresponding period of 2019, as a result of lower international ethane prices in the period. Gross margin (gross profit as a percentage of net revenue) increased to 22.2% during the three-month period ended March 31, 2020, from 15.8% during the corresponding period of 2019.

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Selling and Distribution Expenses

Selling and distribution expenses decreased by R$7.7 million, or 1.7%, to R$439.9 million during the three-month period ended March 31, 2020, from R$447.6 million during the corresponding period of 2019, primarily as a result of lower export volume from our Brazil Unit, which impacted mainly storage and logistics expenses.

(Loss) reversals for impairment of trade accounts receivable

(Loss) reversals for impairment of trade accounts receivable decreased by R$12.9 million, or 78.2%, to a loss of R$3.6 million during the three-month period ended March 31, 2020, from a loss of R$16.5 million during the corresponding period of 2019, mainly due to the exchange rate variation of the Brazilian real against the U.S. dollar.

General and Administrative Expenses

General and administrative expenses increased by R$33.6 million, or 7.8%, to R$464.5 million during the three-month period ended March 31, 2020, from R$430.9 million during the corresponding period of 2019, primarily as a result of higher expenses resulting from advertising and publicity, and higher expenses related to the geological event in Maceió, in the state of Alagoas.

Research and Development Expenses

Research and development expenses increased by R$0.6 million, or 1.1%, to R$55.5 million during the three-month period ended March 31, 2020, from R$54.9 million during the corresponding period of 2019. Research and development expenses as a percentage of net revenue were 0.4% during three-month period ended March 31, 2020 in line with the corresponding period of 2019.

Results from Equity Investments

Results from equity investments increased by R$4.4 million, or 129.4% to an expense of R$7.8 million during the three-month period ended March 31, 2020, from an expense of R$3.4 million during the corresponding period of 2019, mainly due to losses of R$8.7 million from the joint venture of Braskem – Refinaria de Petróleo Riograndense S.A. (RPR) in the three‑month period ended March 31, 2020

Other Income

Other income decreased by R$1,640.4 million, or 88.8%, to R$206.8 million during the three-month period ended March 31, 2020, from R$1,847.2 million during the corresponding period of 2019, primarily due to the effect from a PIS/COFINS tax credit of R$1,707.9 million in the first quarter of 2019.

Other Expenses

Other expenses decreased by R$461.1 million, or 93.5%, to R$32.0 million during the three-month period ended March 31, 2020, from R$493.1 million during the corresponding period of 2019, primarily due to the provision of R$409.9 million for the settlement agreement entered into with the Office of the Federal Comptroller General (Controladoria Geral das União, or CGU) and with the Office of the Federal General Counsel (Advocacia Geral da União, or AGU) in the first quarter of 2019.

Operating Profit (Loss) Before Financial Income (Expenses)

As a result of the above:

•

operating profit before financial income (expenses) of our Brazil segment increased by R$170.0 million, or 36.4%, to R$636.6 million during the three-month period ended March 31, 2020, from R$466.6 million during the corresponding period of 2019. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue, of our Brazil segment increased to 5.2% during the three-month period ended March 31, 2020, compared to an operating margin of 3.7% during the corresponding period of 2019;

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•

operating profit before financial income (expenses) of our USA and Europe segment remained stable at R$217.1 million during the three-month period ended March 31, 2020, compared to R$217.7 million during the corresponding period of 2019. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue of our USA and Europe segment decreased to 7.3% during the three-month period ended March 31, 2020, compared to an operating margin of 7.9% during the corresponding period of 2019; and

•

operating profit before financial income (expenses) of our Mexico segment decreased by R$52.3 million, or 32.9%, to R$106.6 million during the three-month period ended March 31, 2020, from R$158.9 million during the corresponding period of 2019. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue of our Mexico segment was 13.0% during the three-month period ended March 31, 2020, compared to an operating margin of 19.7% during the corresponding period of 2019.

Operating profit before financial income (expenses) on a consolidated basis decreased by R$1,738.2 million, or 82.2%, to R$376.9 million during the three-month period ended March 31, 2020, from R$2,115.1 million during the corresponding period of 2019. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue decreased to 3.0% during the three-month period ended March 31, 2020, from 16.3% during the corresponding period of 2019.

Financial Results

Financial expenses, net increased by R$356.8 million, or 53.0%, to R$1,030.3 million during the three-month period ended March 31, 2020, from R$673.5 million during the corresponding period of 2019.

Financial Expenses

Financial expenses increased by R$326.5 million, or 36.3%, to R$1,225.8 million during the three-month period ended March 31, 2020, from R$899.3 million during the corresponding period of 2019, primarily as a result of the effect of the depreciation of the Brazilian real against the U.S. dollar on interest expenses relating to debt denominated in U.S dollars and the fair value adjustments of derivative instruments, in each case in the three-month period ended March 31, 2020.

Financial Income

Financial income decreased by R$30.3 million, or 13.4%, to R$195.5 million during the three-month period ended March 31, 2020, from R$225.8 million during the corresponding period of 2019, primarily due to lower interest on tax credits and to the lower interest on financial investments.

Exchange Rate Variations, Net

Exchange rate variations, net increased by R$4,974.3 million, to an expense of R$5,223.5 million during the three-month period ended March 31, 2020, from an expense of R$249.2 million during the corresponding period of 2019, primarily as a result of: (i) the effects of the depreciation of the Brazilian real against the U.S. dollar on the net exposure of the financial result not designated as hedge accounting; (ii) the effects of the depreciation of the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$ 2,254.6 million as of March 31, 2020; and (iii) the exchange rate variation of the Brazilian real against the U.S. dollar in relation to hedge accounting that was originally recorded under shareholders’ equity, due to revenues recognized in the period in the amounts of R$400.0 million at Braskem and R$75.2 million at Braskem Idesa.

Income Tax and Social Contribution

Income tax and social contribution represented income of R$1,818.0 million during the three-month period ended March 31, 2020, compared to an expense of R$275.1 million, which includes the restatement of a reduction in the amount of R$434.5 million in net profit, during the corresponding period of 2019, as a result of a decrease in the profit before income tax and social contribution. The effective tax rate applicable to our profit before income tax and social contribution was 30.9% during the three-month period ended March 31, 2020, compared to our effective tax rate of 23.1% during the corresponding period of 2019, due to the effect of exchange rate variations on loss before income tax and social contribution in the period.

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Profit

As a result of the above, we recorded a loss of R$4,059.0 million during the three-month period ended March 31, 2020, compared to a profit of R$917.2 million, or 7.1% of net revenue, during the corresponding period of 2019.

Liquidity and Capital Resources

Our principal cash requirements for 2020 consist of the following:

•	servicing our indebtedness;
•	working capital requirements;
•	capital expenditures related to investments in operations, maintenance and construction of new plant facilities; and
•	payments under the Global Settlement described in the Braskem Annual Report.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	short-term and long-term borrowings; and
•	sales of debt securities in domestic and international capital markets.

As of March 31, 2020, our consolidated cash and cash equivalents and financial investments amounted to R$12,347.4 million and included R$1,126.5. million held by Braskem Idesa, which was available for its exclusive use. As of March 31, 2020, we had net working capital (defined as current assets minus current liabilities) of R$5,846.1 million, primarily a result of the approval of a waivers and consent package that allowed Braskem Idesa to reclassify the project finance debt under non-current liabilities in the year ended December 31, 2019.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Three-month Period Ended March 31,
	2020	2019
	(in millions of reais)

Net cash provided by (used in) operating activities	2,141.4	1,044.3
Net cash provided by (used in) investing activities	(902.3)	(456.0)
Net cash provided by (used in) financing activities	936.0	(74.1)
Effect of exchange rate changes on cash and cash equivalents	1,076.8	42.2
Increase (decrease) in cash and cash equivalents	3,252.0	556.4

Cash Flows Generated by Operating Activities

Net cash generated by operating activities was R$2,141.4 million during the three-month period ended March 31, 2020, compared to net cash generated by operating activities of R$1,044.3 million during the corresponding period of 2019. Net cash generated by operating activities increased by R$1,097.1 million, or 105.1%, primarily as a result of the release in January 2020 of the amount of R$3.7 billion, which had previously been frozen in the cash balance of Braskem in connection with the public interest civil lawsuit filed by the Prosecutors’ Office of the State of Alagoas and the Public Defenders’ Office of the State of Alagoas.

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Cash Flows Used in Investing Activities

Investing activities used net cash of R$902.3 million and R$456.0 million during the three-month periods ended March 31, 2020 and 2019, respectively.

During the three-month period ended March 31, 2020, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions to property, plant and equipment of R$439.2 million in our Brazil Unit, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety, productivity and the scheduled shutdown of the cracker in Bahia, which occurred in the fourth quarter of 2019; (ii) acquisitions to property, plant and equipment of R$394.8 million in our USA and Europe Unit, which were allocated to industrial operations and strategic projects, including primarily investment in the construction of the new polypropylene plant in the United States; and (iii) acquisitions to property, plant and equipment of R$22.4 million in our Mexico Unit, which were allocated primarily to industrial operations.

During the three-month period ended March 31, 2019, investing activities for which we used cash on a consolidated basis primarily consisted: of (i) acquisitions to property, plant and equipment of R$263.9 million in our Brazil Unit, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety, productivity and modernization (such as the investment in the scheduled shutdown of the cracker in Rio Grande do Sul); (ii) acquisitions to property, plant and equipment of R$197.2 million in our USA and Europe Unit, which were allocated to industrial operations and strategic projects, such as the new polypropylene plant in the United States; and (iii) acquisitions to property, plant and equipment of R$6.1 million in our Mexico Unit, which were allocated primarily to industrial operations.

Cash Flows Used in Financing Activities

Financing activities generated net cash of R$936.0 million during the three-month periods ended March 31, 2020 and used net cash of R$74.1 million during the corresponding period of 2019, mainly as a result of the receipt of proceeds from advance on foreign exchange agreements (“ACC”) in the amount of R$1,118.7 million (US$215.2 million), which was partially offset by the payment of Braskem and Braskem Idesa short-term debt in the amount of R$692.9 million.

Indebtedness

As of March 31, 2020, our total amount outstanding of borrowings and debentures was R$51,801.8 million, consisting of R$3,205.7 million of short-term indebtedness (6.2% of our total indebtedness), and R$48,596.1 million of long-term indebtedness (93.8% of our total indebtedness). Of our total amount of borrowings and debentures, net of transaction costs, R$1,623.4 million was denominated in Brazilian reais (3.1% of our total indebtedness) and R$50,178.4 million (96.9% of our total indebtedness) was denominated in foreign currencies. As of March 31, 2020, our derivative financial instruments corresponded to a liability of R$1,493.2 million.

As of March 31, 2020, our Braskem Idesa borrowings, the total outstanding limited recourse indebtedness relating to our Mexico complex, net of transaction costs, was R$12,903.2 million.

Short-Term Indebtedness

As of March 31, 2020, the amount of our short-term borrowings and debentures, including interest and the current portion of our long-term borrowings and debentures, was R$3,205.7 million, of which R$1,092.9 million was short-term indebtedness of Braskem Idesa. We have short-term lines of credit with a number of international and Brazilian financial institutions. As of March 31, 2020, the consolidated outstanding balance under our short-term credit lines denominated in reais was R$143.4 million, and the consolidated outstanding balance under our short-term credit lines denominated in foreign currencies was R$1,969.4 million.

Our most relevant foreign currency-denominated indebtedness is in the form of advance on export agreements entered into with several international and Brazilian financial institutions. These advance agreements generally have a term of less than one year, bear low interest rates and are secured by receivables to be generated from future export sales. As of March 31, 2020, the consolidated outstanding amount under our advance on export agreements was R$1,118.7 million.

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Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;
•	export credit notes;
•	credit facilities with the Brazilian National Bank for Economic and Social Development (BNDES);
•	bank credit facilities;
•	project financing; and
•	export prepayment facilities.

As of March 31, 2020, the outstanding amount of our long-term borrowings and debentures, net of transaction costs was R$48,596.1 million, of which R$11,810.3 million related to Braskem Idesa.

As of March 31, 2020, R$0.1 million of our long-term borrowings and debentures denominated in Brazilian reais was secured. We have secured such portion of our long-term indebtedness through the pledge of certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured indebtedness vary by transaction. None of our long-term indebtedness denominated in foreign currencies was secured. For a summary of the terms of our material outstanding indebtedness as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

As of March 31, 2020, all of our indebtedness under the financing agreement for our Mexico complex was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, certain of our rights to repayment under subordinated loans that Braskem has made to Braskem Idesa, and all of the assets of Braskem Idesa. Braskem is in compliance with the covenants under the underlying instruments.

As of March 31, 2020, R$1,480.0 million of our long-term indebtedness was denominated in Brazilian reais, and R$35,305.8 million of our indebtedness was denominated in foreign currencies.

Some of the underlying instruments contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of March 31, 2020, Braskem was in compliance with the covenants under the underlying instruments.

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds, on which interest is payable quarterly in arrears.

The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities and their maturity dates:

15

Security	Outstanding Principal and Interest as of March 31, 2020		Final Maturity
	(in millions of U.S. dollars)	(in millions of reais)

5.375% Notes due 2022(1)(2)	295.6	1,537.0	May 2022
3.50% Notes due 2023(3)(4)	208.5	1084.0	January 2023
6.45% Notes due 2024(1)	757.8	3,939.5	February 2024
4.50% Notes due 2028(3)	1,262.5	6,563.4	February 2028
4.500% Notes due 2030(3)	1,527.9	7,943.3	January 2030
7.125% Notes due 2041(5)	760.1	3,951.5	July 2041
5.875% Notes due 2050(3)	768.2	3,993.8	January 2050
7.375% Perpetual Bonds(1)	508.8	2,645.1	—

______________

(1)   Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.

(2)   As a result of the tender offer settled on November 4, 2019, the outstanding principal amount of the 5.375% notes due 2022 was reduced by US$210,535,000. Following the tender offer, the outstanding principal amount of the 5.375% notes due 2022 was US$289.3 million.

(3)   Represents notes issued by Braskem Netherlands Finance and guaranteed by Braskem.

(4)   As a result of the tender offer settled on November 4, 2019, the outstanding principal amount of the 3.50% notes due 2023 was reduced by US$293,105,000. Following the tender offer, the outstanding principal amount of the 3.50% notes due 2023 was US$206.9 million.

(5)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

As of March 31, 2020, the aggregate amount of principal and interest outstanding under our export credit note facilities was R$400.1 million. We have not entered into any material export credit note facilities since December 31, 2019. For a summary of the terms of our material outstanding revolving export credit facilities as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with Governmental Agencies Denominated in U.S. Dollars” and “—Credit Facilities with Governmental Agencies Denominated in Brazilian Reais” in the Braskem Annual Report.

Revolving Credit Facility Agreements

In May 2018, we and certain of our subsidiaries entered into a revolving credit facility agreement with several international financial institutions for a principal amount of US$1,000.0 million, which matures in May 2023. We had not drawn any amount on this credit facility as of March 31, 2020. In April 2020, we borrowed the amount of R$5,198.7 million (US$1,000.0 million) on this credit facility. We have not entered into any material revolving credit facilities since December 31, 2019. For a summary of the terms of our material outstanding revolving credit facility as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Revolving Credit Facility Agreement” in the Braskem Annual Report.

Credit Facilities with Banks Denominated in U.S. Dollars and Brazilian Reais

As of March 31, 2020, the principal amount outstanding under our long-term bank credit facilities was R$1,396.3 million. We have not entered into any material credit facility since December 31, 2019. For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with Banks Denominated in Dollars” and “—Credit Facilities with Banks Denominated in Reais” in the Braskem Annual Report.

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Date of Credit Facility	Outstanding Principal Amount as of March 31, 2020		Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S dollars)	(in millions of reais)

November 2019(1)	105.8	550.0	CDI + 0.85%	Bullet	November 2024
April 2019(2)	62.8	326.4	LIBOR – 1.00%	Semi-annual	April 2026
January 2020(2)	100.0	519.9	LIBOR + 1.65%	Bullet	January 2025

(1)     Denominated in Brazilian reais.

(2)     Denominated in U.S. dollars.

On-lending Transaction

As of March 31, 2020, the aggregate amount of principal and interest outstanding under our R$476.0 million on-lending transaction with BNDES was R$266.4 million. This debt bears interest at a rate of 9.08% per annum and matures on January 15, 2031.

Indebtedness of Braskem Idesa

As of March 31, 2020, the principal amount outstanding under the financing agreements relating to our Mexico complex, net of transaction costs, was R$12,903.2 million. The Braskem Idesa project finance facility includes certain covenants that require, among other things, the presentation of audited financial statements within a certain timeframe.

Other than described above, we have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2019. For a summary of the terms of the financing agreements relating to our Mexico complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Indebtedness of Braskem Idesa” in the Braskem Annual Report.

Capital Expenditures

During the three-month period ended March 31, 2020, investing activities for which we used cash on a consolidated basis primarily consisted of: (i) acquisitions to property, plant and equipment of R$439.2 million in our Brazil Unit, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety, productivity and the scheduled shutdown of the cracker in Bahia, which occurred in the fourth quarter of 2019; (ii) acquisitions to property, plant and equipment of R$394.8 million in our USA and Europe Unit, which were allocated to industrial operations and strategic projects, including primarily investment in the construction of the new polypropylene plant in the United States; and (iii) acquisitions to property, plant and equipment of R$22.4 million in our Mexico Unit, which were allocated primarily to industrial operations, including investments related to operating efficiency, health, environmental and safety.

For a summary of our capital expenditures for the year ended December 31, 2019, and our capital expenditures budget for fiscal year 2020, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in the Braskem Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Changes in Accounting Policies

In January 2019, IFRS 16/CPC 06 (R2)—Leases, or IFRS 16, became effective. IFRS 16 establishes principles for the recognition, calculation, presentation and disclosure of commercial leasing operations and requires lessees to account for all leases in a single model balance sheet in which all leases result in the recognition of assets related to our right of use of leased assets and liabilities. We chose to adopt IFRS 16 using the modified retrospective approach by applying the requirements of commercial lease standards to all existing agreements on the initial adoption date, which was January 1, 2019. Therefore, our financial information and balances were not restated for comparison purposes.

17

For additional information on the impact of the adoption of IFRS 16 on our financial position, see note 2.4 – Changes to the main accounting policies to our unaudited interim and condensed financial information.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results, including the projected impact of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations.  Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer